UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                      INTERNATIONAL COSMETICS MARKETING CO.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   45938M 10 3
                                  ------------
                                 (CUSIP Number)


                                   Nico Pronk
                                       c/o
                              Noble Financial Group
                        1801 Clint Moore Road, Suite 110
                            Boca Raton, Florida 33487
                                 ---------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 19, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                  SCHEDULE 13D

CUSIP No. 45938M 10 3                                        Page 2 of 5 Pages
          -----------
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NICO PRONK, SR.
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                         (b)|X|
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               PF; OO
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Dutch
--------------------------------------------------------------------------------

          Number of       7          SOLE VOTING POWER
           Shares                    Upon Conversion of Debentures
        Beneficially                 400,000 shares of common stock and 56,400
          Owned by                   additional shares of common stock
            Each          ------------------------------------------------------
          Reporting       8          SHARED VOTING POWER
           Person                         0
            With          ------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER
                                     Upon Conversion of Debentures
                                     400,000 shares of common stock and 56,400
                                     additional shares of common stock
                         -------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Upon Conversion of Debentures
               400,000 shares of common stock and 56,400 additional shares of common stock
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.53% of outstanding common shares
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                   ATTACHMENT

ITEM 1.           SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is as follows:

Common stock (the "Common Stock") of International Cosmetics Marketing Co., a Florida Corporation (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, 33487.

ITEM 2.           IDENTITY AND BACKGROUND

(a)      Name:             Nico Pronk, Sr.

(b)      Address:          c/o Noble Financial Group
                           1801 Clint Moore Road, Suite 110
                           Boca Raton, Florida 33487

(c)      Occupation:       Retired.

(d) Mr. Pronk, during the last five years, has not been convicted in a criminal proceeding.

(e) Mr. Pronk, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      Dutch

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Pronk exchanged personal funds for debentures convertible into shares of the Issuer as set forth in Item 4.

ITEM 4.           PURPOSE OF THE TRANSACTION

Mr. Pronk and the Company entered into the five following convertible debenture agreements for investment purposes:


   Date of Debenture                 Debenture        Conversion       Number of      Cumulative        % of
       Agreement                      Amount            Price           Shares          Shares        Company
-----------------------------------------------------------------------------------------------------------------
       October 11, 1999         $    795,000.00   $     5.00         159,000         159,000         3.34%
       October 27, 1999         $    105,000.00   $     5.00          21,000         180,000         3.78%
      November 19, 1999         $    350,000.00   $     5.00          70,000         250,000         5.25%
      December 13, 1999         $    300,000.00   $     5.00          60,000         310,000         6.51%
         March 20, 2000         $    450,000.00   $     5.00          90,000         400,000         8.40%

The conversion provisions state that the debentures can be converted into Common Stock at anytime with the 36 months of the agreement. To date, Mr. Pronk has converted the principal balance of the debentures into 379,000 shares of Common Stock. The current outstanding principal balance of the debentures is approximately $105,000.00 The stated conversion price is $5.00 per share of Common Stock for the agreements listed above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) $2,000,000 debentures to purchase 400,000 shares of Common Stock, constituting approximately 8.4% of the issued and outstanding Common Stock. In August and September 2000, Mr. Pronk acquired an aggregate of 56,400 additional shares of Common Stock in private transactions with personal funds constituting approximately 1.1% of the issued and outstanding Common Stock.

(b) If and when the debentures are converted, there will be sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 456,400 shares of Common Stock beneficially owned by Mr. Pronk.

(c) As of the date of this filing, Mr. Pronk has converted the debentures into 379,000 shares of Common Stock. The remaining principal balance of the debentures is approximately $105,000.00. The debentures are convertible to shares of Common Stock of the Company at $5.00 per share with 36 months of the agreement date.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Pronk and the Company have entered into five separate Convertible Debenture Agreements. Each of these agreements allow for the Debenture to be converted into Common Stock at the conversion price of $5.00 per share within 36 months following the agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

See attached Form of Convertible Debenture Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: April 19, 2000

                                                    /s/ Nico Pronk, Sr.
                                                    ---------------------------
                                                    Nico Pronk, Sr.

                (This Convertible Debenture is one of a series of
                 Convertible Debentures of like tenor and terms)


________, 1999                                               $________________


         FOR VALUE RECEIVED, the undersigned, INTERNATIONAL COSMETICS MARKETING CO., a Florida corporation (f/k/a CindyCo, Inc.), ("Maker"), hereby promises to pay to the order of _______________ ("Payee"), the principal sum of ____________________________________ Dollars ($___________) with the principal balance being due and payable three (3) years from the date of this Debenture, all as hereinafter provided (the "Debenture").

         1. Payments of Principal. Upon the expiration of three (3) years from the date of this Debenture ("Maturity Date"), all outstanding principal shall be due and payable, and shall be paid to Payee.

         2. Place of Payment. So long as Payee shall hold this Debenture, all payments of principal shall be made to the Payee at the address of Maker as specified herein upon presentment of this Debenture.

         3. Conversion.

                  (a) Conversion. All, but not less than all, of this Debenture is subject to conversion (the "Conversion") into shares of the Maker's common stock ("Common Stock") at any time, at the option of the Payee, at a conversion price of $5.00 per share of Common Stock ("Conversion Price") of the Maker in accordance with the provisions of Paragraph 3(b) hereof; provided, however, that such Conversion must be effected by the holder on or prior to 36 months from the date hereof (the "Conversion Period"). In the event such Conversion does not occur within the Conversion Period or payment does not occur on the Maturity Date, this Debenture shall be automatically converted.

                  (b) Conversion Procedure. Before the Payee shall be entitled to convert all or any portion of this Debenture into shares of Common Stock, it shall surrender this Debenture at the office of the Maker and shall give written notice by mail, postage prepaid, to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names and the amounts in which the certificate or certificates for shares of Common Stock are to be issued, provided however, that such issuance is in compliance with federal and applicable state securities laws. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of this Debenture. The person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holder of such shares of Common Stock as of such date.

                  (c) All shares of Common Stock acquired by conversion of the Debenture ("Conversion Shares"), upon issuance, will be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof, provided that the Maker shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Debenture which is being converted.

                  (d) Delivery of Stock Certificates. As promptly as practical after the conversion of this Debenture, the Maker at its expense will issue and deliver to the Payee of this Debenture a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion.

                  (e) Mechanics and Effect of Conversion. No fractional shares of Common Stock shall be issued upon conversion of this Debenture. In lieu of the Maker issuing any fractional shares to the Payee upon the conversion of this Debenture, the Maker shall round such number of shares to be issued to the Payee to the next highest number of shares.

         4. Adjustments for Stock Splits and Subdivisions. In the event the Company should at any time or from time to time after the date of issuance hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares if Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of this Debenture shall be appropriately decreased so that the number of shares of Common Stock issuable upon conversion of this Debenture shall be increased in proportion to such increase of outstanding shares.

                  If the number of shares of Common Stock outstanding any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price of this Debenture shall be appropriately increased so that the number of shares of Common Stock issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.

         5. Sale, Exchange, Tender Offer, Redemption or Buyout. In case of any sale, exchange, tender offer, redemption or buyout of the Company's shares, or any consolidation of the Company with or merger of the Company into another corporation, or in case of any sale, transfer or lease to another corporation of all or substantially all the property of the Company, the Company or such successor or purchasing corporation, as the case may be, shall execute with the Lender an agreement that the Lender shall have the right thereafter, upon payment of the per share Conversion Price in effect immediately prior to such action, to convert on the same basis which it would have or have been entitled to receive after the happening of such consolidation, merger, sale, transfer or lease had such conversion been accomplished immediately prior to such action. Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided herein. These provisions shall similarly apply to successive consolidations, mergers, sales, transfers or leases.

         6. No Prepayment. This Debenture may not be prepaid prior to the Maturity Date.

         7. Restriction on Transfer. The shares of Common Stock issuable upon conversion of the Debenture will be subject to any restrictions on transfer or disposition imposed by (i) an underwriter for any public offering of the Company's securities; (i) the National Association of Securities Dealers

(NASD); or (ii) any national exchange including the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

         8. Reservation of Stock Issuable upon Conversion. The Maker shall reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purposes of effecting the conversion of this Debenture such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Debenture.

         9. Investment Intent. Payee represents and warrants that Payee is acquiring this Debenture for investment purposes and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in any distribution within the meaning of the Securities Act of 1933, as amended (the "Act"). Payee shall not divide its participation with others or resell, assign or otherwise dispose of all or any part of this Debenture. Notwithstanding the foregoing provisions of this paragraph 7, The Payee may not sell, transfer, pledge or hypothecate the Debenture or the shares issuable upon the conversion of the Debenture unless: (i) said Debenture and the shares issuable upon conversion of the Debenture shall have first been registered under the Act and all applicable state securities laws; or (ii) the Payee shall have first delivered to the Maker a written opinion of counsel (in form and substance reasonably satisfactory to the Company), to the effect that the proposed sale or transfer of the Debenture or the shares issuable upon conversion of the Debenture are exempt from the registration provisions of the Act, and the rules promulgated thereunder, and all applicable state securities laws.

         10. Certain Restrictions. The Maker shall not, without the prior written consent of the holders of a majority of Debentures:

             (i) declare, order or pay any dividend (other than dividends payable solely in shares of stock);

             (ii) redeem any securities;

             (iii) adjust the salary and benefits (increase or decrease) for employees that are officers of the Corporation;

             (iv) sell all or substantially all of the assets of the Maker;

             (v) restructure the Maker, including a merger, consolidation, liquidation, recapitalization, or other such actions;

             (vi) increase or decrease the number of directors of the Maker;

             (vii) commence any new business venture, new office, or invest or acquire any new entity which would require an investment of Twenty Five Thousand ($25,000) Dollars or more in a one year period;

             (viii) authorize and/or issue new shares of stock of the Maker;

             (ix) enter into and approve any agreement or contract for the purchase of goods, services or other items between the Maker, a Stockholder, or a member of a Stockholder's immediate family; or

             (x) enter into a contract for employment or for a consultant.

         11. Miscellaneous.

             (a) Waivers. No waiver of any term or condition of this Debenture shall be construed to be a waiver of any succeeding breach of the same term or condition. No failure or delay of Payee to exercise any power hereunder, or to insist upon strict compliance by Maker of any obligations hereunder, and no custom or other practice at variance with the terms hereof shall constitute a waiver of the right of Payee to demand exact compliance with such terms.

             (b) Invalid Terms. In the event any provision contained in this Debenture shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Debenture, and this Debenture shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

             (c) Successors. This Debenture shall be binding upon Maker, its legal representatives, successors and assigns, and inure to the benefit of Payee, its legal representatives, successors and assigns.

             (d) Controlling Law. This Debenture shall be read, construed and governed in all respects in accordance with the laws of the State of Florida.

             (e) Amendments. Any provision in this Debenture to the contrary notwithstanding, changes in or additions to this Debenture may be made by the Maker, and compliance with any covenant or condition herein set forth may be omitted, if the Maker shall obtain from the holder of this Debenture their consent thereto in writing.

             (f) Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be sufficiently given if addressed to the Maker at its executive offices, and to Payee at _________________________________, posted in the U.S. mail by certified or registered mail, return receipt requested. Any party may change said address by giving the other party hereto notice of such change of address. Notice given as hereinabove prescribed shall be deemed given on the date of its deposit in the United States mail and, unless sooner received, shall be deemed received by the party to whom it is addressed on the fifth calendar day following the date on which said notice is deposited in the mail.

             (g) Construction of Terms. Whenever the context so requires, any gender is deemed to include any other, and the singular is deemed to include the plural, and conversely.

             (h) Headings. All section and subsection headings herein, wherever they appear, are for convenience only and shall not affect the construction of any terms herein.

             (i) No Shareholder Rights. Nothing contained in this Debenture shall be construed as conferring upon the Payee or any other person the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Maker or any other matters or any other rights whatsoever as a shareholder of the Maker; and no dividends or interest shall be payable or accrued in respect to this Debenture or the interest represented thereby or the Conversion Shares obtainable hereunder until, and only to the extent that, this Debenture shall have been converted.

         IN WITNESS WHEREOF, the undersigned has caused this Debenture to be executed by its duly authorized officer and its seal affixed hereto, as of the day and year first above written.

                                       INTERNATIONAL COSMETICS MARKETING CO.


                                       By:
                                          --------------------------------------
                                              Stephanie McAnly, President